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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3

                               (Amendment No. 6)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              WIZTEC SOLUTIONS LTD.
                                (Name of Issuer)

                        CONVERGYS ISRAEL INVESTMENTS LTD.
                              CONVERGYS CORPORATION
                       (Name of Persons Filing Statement)

                 Ordinary Shares, New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                      (CUSIP Number of Class of Securities)


                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                 2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [X] A tender offer.

         d. [ ] None of the above.
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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]


                            CALCULATION OF FILING FEE
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Transaction Valuation*                                      Amount of Filing Fee

$73,589,850 (1)...............................................    $14,717.97 (2)
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 1.      For purposes of calculating the filing fee only. Pursuant to, and as provided by, Rule 0-11(d), this amount is calculated by multiplying $25.00, the per share cash tender offer price, by 2,943,594 Ordinary Shares, New Israeli Shekel 1 par value, which represents all Ordinary Shares outstanding as of June 29, 1999 not owned directly or indirectly by the persons filing this statement and assumes the exercise of warrants and options to purchase Ordinary Shares which were outstanding as of June 29, 1999.

 2. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash value for such number of shares.


 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,717.97
Filing Parties: Convergys Corporation and Convergys Israel Investments Ltd. Form or Registration No.: Schedule 14D-1
Date Filed: July 2, 1999

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                                  INTRODUCTION

     Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent ("Sub"), hereby amend and supplement their Transaction Statement on Schedule 13E-3 originally filed on April 1, 1999, as amended (the "Schedule 13E-3"), with respect to the offer to purchase all of the outstanding Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company"), not already owned by Sub.

ITEM 6  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 6(b) of the Schedule 13E-3 is amended and supplemented by adding the following:

     It is estimated that the expenses paid to E. Shalev Ltd., the information agent in Israel, in connection with the Offer will be approximately $15,000.

ITEM 15         PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

     Item 15(b) of the Schedule 13E-3 is amended and supplemented by adding the following:

     Sub and Parent have retained E. Shalev Ltd. to serve as information agent in Israel in connection with the Offer. E. Shalev may contact holders of Shares in Israel by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, banks, trust companies and other nominees to forward the Offer materials to beneficial holders. E. Shalev will receive reasonable and customary compensation for its services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection with its services, including certain liabilities under the Federal securities laws. It is estimated that the expenses paid to E. Shalev in connection with the Offer will be approximately $15,000.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 19, 1999                            Convergys Israel Investments Ltd.



                                              By  /s/ William D. Baskett III
                                                  --------------------------
                                                  William D. Baskett III
                                                  Vice President


                                              Convergys Corporation



                                              By  /s/ William D. Baskett III
                                                  --------------------------
                                                  William D. Baskett III
                                                  General Counsel and Secretary